Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Proposes Private Placement of
US$210 Million Senior Secured Notes

Vancouver, BC – July 17, 2012: Petaquilla Minerals Ltd. (“Petaquilla”) today announced that it intends to offer on a private placement basis US$210 million aggregate principal amount of senior secured notes due in 2017 (the “Notes”). Petaquilla intends to use the net proceeds from the offering to finance capital expenditures related to its Lomero-Poyatos mine in Spain and Molejón mine in Panama, to fund a cash investment in Panama Desarrollo de Infraestructuras, S.A. (“PDI”) in connection with the spin-off of PDI, to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing indebtedness, for general corporate purposes and to pay related fees and expenses.

Expenditures related to the Lomero-Poyatos mine are principally for funding the requirements of a full feasibility study including drilling and metallurgical testwork, process flow-sheet and engineering design, and the construction of water treatment plants and a floatation circuit. The proceeds from the Notes are also being used to fund another stage of Molejón capacity expansion to include a flotation circuit for the processing of polymetallic ore from the adjacent Botija Abajo concession.

The Company also intends to pay out the balance of the gold and silver ounces remaining on the current gold and silver prepayments, signed with Deutsche Bank in 2010 and 2012, respectively, allowing the Company to fully profit from future gold and silver price upsides beyond the contractual levels of $1,090/gold ounce (maximum) on the remaining 46,485 gold ounces, and $26.50/silver ounce (maximum) on the remaining 493,100 silver ounces.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This notice is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Disclaimer. This press release includes forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “goals,” “plans,” “believes,” “continues,” “may,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.